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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       Whispering Oaks International, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                          Title of Class of Securities


                                    96335N103
--------------------------------------------------------------------------------
                                  CUSIP Number


                               Ignacio Martinelli
                                  Misiones 1487
                         Montevideo, Uruguay C.P. 11000
                                (598 2) 916-1040
--------------------------------------------------------------------------------
Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications


                                  March 1, 2001
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.   96335N103
           ---------------------------------------------------------------------

1.       Names of Reporting Person:  Ignacio Martinelli

         I.R.S. Identification Nos. of above persons (entities only):

                Not Applicable

2.       Check the Appropriate Box if a member of a Group*

         (a)    [ ]

         (b)    [ ]

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of Funds*        PF
                         -------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         -----------------------------------------------------------------------

6.       Citizenship or Place of Organization          Uruguay
                                             -----------------------------------

 ............................
     Number of Shares           7.  Sole Voting  Power          325,000
                                                            --------------------
    Beneficially owned          8.  Shared Voting Power
                                                            --------------------
     by each Reporting          9.  Sole Dispositive Power      325,000
                                                            --------------------
        Person With            10.  Shared Dispositive Power
 ............................                                --------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person   325,000
                                                                     -----------

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares

         Not Applicable
         -----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11   4.0%
                                                         -----------------------

14.      Type of Reporting Persons*   IN
                                   ---------------------------------------------

             ** Subject to upward adjustment as described in Item 4.
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer:

         This statement relates to the common stock, $0.001 par value, of Whispering Oaks International, Inc. (the "Company").

         The principal executive offices of the Company are located at 16910 Dallas Parkway, Suite 100, Dallas, Texas, 75248.

2.       Identity and Background:

         This Schedule 13D is being filed by Ignacio Martinelli, an individual:

         (a)  Ignacio Martinelli

         (b)  Misiones 1487, Montevideo, Uruguay C.P. 11000

         (c)  Mr. Martinelli is a business consultant and accountant.

         (d) During the last five years, Mr. Martinelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Martinelli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Martinelli is a citizen of Uruguay.

3.       Source and Amount of Funds or Other Consideration:

         On February 20, 2001, Mr. Martinelli purchased 1,892,308 common shares of the Company for $50,000. As of March 1, 2001, the common shares were split 13 to1, increasing the number of common shares held by Mr. Martinelli to 24,600,004.

         As previously reported on the Schedule 13D filed by Mr. Martinelli on March 8, 2001, as of March 1, 2001, Mr. Martinelli delivered these shares to the Company for cancellation.

         On February 20, 2001, Bitazol S.A., of which Mr. Martinelli is a director, purchased 25,000 common shares. As of March 1, 2001, the common shares were split 13 to1, increasing the number of common shares held by Bitazol, S.A. to 325,000.

4.       Purpose of Transaction:

         Mr. Martinelli's acquisition of the common shares is for investment purposes. In connection with his acquisition, Mr. Martinelli was elected as the sole director of the Company.

         Mr. Martinelli currently has no plans or proposals which relate to or would result in:

         (a) the acquisition or disposition by any person of securities of the Company;
         (b)  an extraordinary  corporate transaction involving the Company;
         (c)  a sale or transfer of a material amount of assets of the Company;
         (d) any material change in the present capitalization or dividend policy of the Company;
         (e) any other material change in the Company's business or corporate structure;
         (f) changes in the Company's charter or bylaws or other actions which would impede the acquisition of control of the Company by any other person;
         (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (h) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (i)  any action similar to those enumerated above.

5.       Interest in Securities of the Issuer:

         Mr. Martinelli beneficially owned 24,600,004 common shares or about 74.9% of the outstanding common shares of the Company. As previously reported on the Schedule 13D filed by Mr. Martinelli on March 8, 2001, these shares were cancelled as of March 1, 2001.

         Mr. Martinelli beneficially owns 325,000 common shares, or about 4.0% of the outstanding common shares of the Company, as a director of Bitazol S.A. See Item 3.

         As of March 1, 2001, Mr. Martinelli is the beneficial owner of less than 5% of the outstanding common shares of the Company.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         None.

7.       Material to be Filed as Exhibit:

         None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  March 29, 2001                                   /s/ Ignacio Martinelli
                                                        ------------------------
                                                 Name:  Ignacio Martinelli












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